JENNIFER M. GOODMAN
312-609-7732
jgoodman@vedderprice.com
May 16, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim O’Connor
Re:	Nuveen New York Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund 2, Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Insured Dividend Advantage Municipal Fund, Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Insured Premium Income Municipal Fund 2, Nuveen Insured Quality Municipal Fund, Inc., Nuveen Insured Tax-Free Advantage Municipal Fund, Nuveen Insured New York Dividend Advantage Municipal Fund, Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Insured New York Tax-Free Advantage Municipal Fund, Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Core Equity Alpha Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Equity Premium and Growth Fund, Nuveen Equity Premium Advantage Fund, Nuveen Equity Premium Income Fund, Nuveen Equity Premium Opportunity Fund, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Tax-Advantaged Dividend Growth Fund, Nuveen Global Government Enhanced Income Fund, Nuveen Global Value Opportunities Fund, Nuveen Multi-Currency Short-Term Government Income Fund, Nuveen Multi-Strategy Income and Growth Fund and Nuveen Multi-Strategy Income and Growth Fund 2

(each a “Registrant” or a “Fund”)
To the Commission:
     On behalf of each above Registrant, this letter is in response to the comment you provided on May 5, 2008 during our telephone conference regarding the preliminary proxy of each Registrant filed on [or about] April 25, 2008.
     Comment: With respect to the expenses of proxy solicitation for the change in fundamental polices, please explain why the expenses are being borne by the Funds, as contrasted to the proposals that are set forth in the preliminary proxy statement filed on April 25, 2008 by other Nuveen registrants that are being, in part, paid for by the investment adviser of those funds.

Securities and Exchange Commission
May 16, 2008

     Response: The Board of Trustees/Directors of each Fund (the “Boards”) determined that the expenses of proxy solicitation for the proposals relating to the change in fundamental policies should be borne by the Funds because each Board believed that such changes would be beneficial to the shareholders by enhancing the Fund’s ability to meet its investment objective and also allowing the Fund to be fully invested. In contrast, the proposals presented in the proxy statement with respect to the other Nuveen funds, filed on April 25, 2008 are, in part, being paid for by the investment adviser of those funds pursuant to an understanding negotiated between the investment adviser and the Boards of those funds. The Boards felt that the investment adviser would also benefit from the proposals to change the structure of those funds because it would be an improved investment product and thus more assets would likely be gained.

Sincerely,
/s/ Jennifer M. Goodman
Jennifer M. Goodman

Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606
May 15, 2008
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Definitive Proxy Materials and Proxy Statement Files Nos.:
Nuveen New York Dividend Advantage Municipal Fund (811-09135), Nuveen New York Dividend Advantage Municipal Fund 2 (811-10253), Nuveen New York Investment Quality Municipal Fund, Inc. (811-06718), Nuveen New York Municipal Value Fund, Inc. (811-05238), Nuveen New York Performance Plus Municipal Fund, Inc. (811-05931), Nuveen New York Quality Income Municipal Fund, Inc. (811-06424), Nuveen New York Select Quality Municipal Fund, Inc. (811-06295), Nuveen Insured Dividend Advantage Municipal Fund (811-09475), Nuveen Insured Municipal Opportunity Fund, Inc. (811-06379), Nuveen Insured Premium Income Municipal Fund 2 (811-07792), Nuveen Insured Quality Municipal Fund, Inc. (811-06206), Nuveen Insured Tax-Free Advantage Municipal Fund (811-21213), Nuveen Insured New York Dividend Advantage Municipal Fund (811-09473), Nuveen Insured New York Premium Income Municipal Fund, Inc. (811-06619), Nuveen Insured New York Tax-Free Advantage Municipal Fund (811-21211), Nuveen Premier Insured Municipal Income Fund, Inc. (811-06457), Nuveen Core Equity Alpha Fund (811-22003), Nuveen Real Estate Income Fund (811-10491), Nuveen Diversified Dividend and Income Fund (811-21407), Nuveen Equity Premium and Growth Fund (811-21809), Nuveen Equity Premium Advantage Fund (811-21731), Nuveen Equity Premium Income Fund (811-21619), Nuveen Equity Premium Opportunity Fund (811-21674), Nuveen Quality Preferred Income Fund (811-21802), Nuveen Quality Preferred Income Fund 2 (811-21137), Nuveen Quality Preferred Income Fund 3 (811-21242), Nuveen Tax-Advantaged Total Return Strategy Fund (811-21471), Nuveen Tax-Advantaged Dividend Growth Fund (811-22058), Nuveen Global Government Enhanced Income Fund (811-21893), Nuveen Global Value Opportunities Fund (811-21903), Nuveen Multi-Currency Short-Term Government Income Fund (811-22018), Nuveen Multi-Strategy Income and Growth Fund (811-21293) and Nuveen Multi-Strategy Income and Growth Fund 2 (811-21333) (each a “Registrant”).
Ladies and Gentlemen:
     This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant’s preliminary proxy statement filed with the Commission on or about April 25, 2008.

VIA EDGAR

Securities and Exchange Commission
May 15, 2008

     The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Nuveen Investments, Inc.
By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary